SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

RECEIVED
2004 SEP -9 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036787

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, September2, 2004

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

SUPPL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press release issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

PRESS RELEASE

File: 82-2691.

Embargo : September 2, 2004 at 10:30 AM Brussels Time

Solvay Confirms Intention to Create Hydrogen Peroxide Joint Venture with BASF

Innovative Megaplant based on Solvay Technology to be built in Antwerp(B)

Solvay welcomes the announcement by BASF Aktiengesellschaft and The Dow Chemical Company concerning the finalization of plans to build a world-scale Propylene Oxide plant in Antwerp, Belgium. The new plant will implement the Hydrogen Peroxide to Propylene Oxide (HPPO) process and Solvay was upheld as the preferred partner to supply it with Hydrogen Peroxide (H_20_2).

Consequently, Solvay and BASF Aktiengesellschaft are finalizing plans to set up a large-scale Hydrogen Peroxide plant on BASF's site in Antwerp, based on Solvay's high-yield Hydrogen Peroxide production process.

Pending final approval by their respective boards, the parties would create a joint venture for the production of Hydrogen Peroxide. The scaling and timing of their new Hydrogen Peroxide plant will meet the needs of the HPPO unit and is expected to come on stream in 2008 with an annual capacity of more than 200,000 metric tons of Hydrogen Peroxide in one single line of production. The largest part of the production will be dedicated to feed the HPPO unit and a portion will be sold by Solvay on the Hydrogen Peroxide market.

H_2O_2 is used for its oxidizing properties in applications such as bleaching paper and textile, the treatment of effluents, in pharmacology and as an intermediate in the chemical industry. Hydrogen Peroxide breaks down into water and oxygen. As a consequence, its utilization for the production of Propylene Oxide generates no byproducts and no residue – except water.

Propylene Oxide is an essential building block of Polyurethane (PUR), a widespread polymer whose industrial applications range from refrigerators, mattresses and furniture down to flooring and shoe soles.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

Ce communiqué de presse est également disponible en français –
Dit persbericht is ook in het Nederlands beschikbaar